                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE TO
                                (RULE 14d-100)
         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                     THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 11)

                           ------------------------

                             BAIRNCO CORPORATION
                            (Name of Subject Company)

                           ------------------------

                             BZ ACQUISITION CORP.
                           STEEL PARTNERS II, L.P.
                      (Names of Filing Persons--Offeror)

                           ------------------------

                   COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                           ------------------------

                                  057097107
                    (CUSIP Number of Class of Securities)

                           ------------------------

                            WARREN G. LICHTENSTEIN
                           STEEL PARTNERS II, L.P.
                        590 Madison Avenue, 32nd Floor
                              New York, NY 10022
                                (212) 520-2300
                                --------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
               and Communications on Behalf of Filing Persons)

                                  Copies to:
                             STEVEN WOLOSKY, ESQ.
                OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                              Park Avenue Tower
                             65 East 55th Street
                            New York, New York 10022
                                (212) 451-2300
                                --------------

--------------------------------------------------------------------------------
      Transaction Valuation*                Amount of Filing Fee**
--------------------------------------------------------------------------------
          $72,820,836.00                            $7,792

--------------------------------------------------------------------------------

*   Estimated for purposes of calculating the amount of filing fee only.
    Transaction value derived by multiplying 6,068,403 (the maximum number of shares of common stock of subject company estimated to be acquired by
    Offeror) by $12.00 (the purchase price per share offered by Offeror).

**  The amount of the filing fee, calculated in accordance with Rule 0-11 of the
    Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006, equals $107.00 per million dollars of transaction value.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid.
    Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                                               BZ Acquisition
                                                               Corp. and Steel
    Amount Previously Paid:   $7,792             Filing Party: Partners II, L.P.
    Form or Registration No.: Schedule TO        Date Filed:   June 22, 2006

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:
    |X|    third-party tender offer subject to Rule 14d-1.
    |_|    issuer tender offer subject to Rule 13e-4.
    |_|    going-private transaction subject to Rule 13e-3.
    |_|    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer. |_|

ITEMS 1 THROUGH 9, AND ITEM 11.

     This Amendment No. 11 ("Amendment No. 11") to Tender Offer Statement on
Schedule TO (this "Schedule TO") amends and supplements the statement originally filed on June 22, 2006 by Steel Partners II, L.P., a Delaware limited partnership ("Parent"), and BZ Acquisition Corp. (the "Purchaser"), a Delaware
corporation and a wholly owned subsidiary of Parent. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), and the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the
"Shares"), of Bairnco Corporation, a Delaware corporation (the "Company"), at
$12.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 22,
2006 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively
(which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO. Capitalized terms used but not defined herein shall have the meaning assigned to such terms in the
Offer to Purchase.

     The Expiration Date of the Offer has been extended to 5:00 P.M., New York
City time, on Friday, February 23, 2007. All references in the Offer to
Purchase, Letter of Transmittal, the Letter to Brokers, Dealers, Commercial
Banks, Trust Companies and Other Nominees, and the Letter to Clients for use by
Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, to the
Expiration Date as 5:00 P.M., New York City time, on Monday, January 29, 2007, are hereby amended and restated to refer to the Expiration Date as 5:00 P.M.,
New York City time, on Friday, February 23, 2007.

     Section 11 ("Background of the Offer") of the Offer to Purchase attached as
Exhibit (a)(1)(i) to the Schedule TO is hereby amended by adding the following paragraph after the last paragraph of such Section:

     "On January 30, 2007, Parent announced the extension of the Expiration Date to 5:00 p.m., New York City time, on February 23, 2007."

ITEM 10.    FINANCIAL STATEMENTS.

     Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

     On January 30, 2007, Parent issued a press release announcing that it has extended the Expiration Date of the Offer, as those terms are defined in the
Offer to Purchase, to 5:00 P.M., New York City time, on Friday, February 23,
2007. As of the close of business on January 29, 2007, 1,628,272 Shares of the
Company have been tendered in and not withdrawn from the Offer. The press release issued by Parent announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(xiv).

ITEM 12.    EXHIBITS.

(a)(1)(i)     Offer to Purchase dated June 22, 2006.*

(a)(1)(ii)    Form of Letter of Transmittal.*

(a)(1)(iii)   Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.*

(a)(1)(v)     Form of Letter to Clients for use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Other
              Nominees.*

(a)(1)(vi)    Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9.*

(a)(1)(vii)   Form of summary advertisement, dated June 22, 2006.*

(a)(5)(i)     Text of press release issued by Parent, dated June 15, 2006.*

(a)(5)(ii)    Text of press release issued by Parent, dated June 22, 2006.*

(a)(5)(iii)   Text of press release issued by Parent, dated June 26, 2006.*

(a)(5)(iv)    Text of press release issued by Parent, dated July 21, 2006.*

(a)(5)(v)     Text of press release issued by Parent, dated August 10, 2006.*

(a)(5)(vi)    Text of press release issued by Parent, dated September 11, 2006.*

(a)(5)(vii)   Text of press release issued by Parent, dated September 29, 2006.*

(a)(5)(viii)  Text of press release issued by Parent, dated October 27, 2006.*

(a)(5)(ix)    Text of press release issued by Parent, dated November 28, 2006.*

(a)(5)(x)     Text of press release issued by Parent, dated December 29, 2006.*

(a)(5)(xi)    Text of press release issued by Parent, dated January 23, 2007.*

(a)(5)(xii)   Nomination letter, dated January 23, 2007, delivered by Parent to the Company.*

(a)(5)(xiii)  Text of press release issued by Parent, dated January 24, 2007.*

(a)(5)(xiv)   Text of press release issued by Parent, dated January 30, 2007.

(b)           Not applicable.

(c)           Not applicable.

(d)(i)        Joint Filing Agreement by and among Steel Partners II, L.P., Steel
              Partners, L.L.C. and Warren G. Lichtenstein dated September 8,
              2004.*

(d)(ii)       Joint Filing and Solicitation Agreement by and among Steel
              Partners II, L.P., Steel Partners, L.L.C., BZ Acquisition Corp.,
              Warren G. Lichtenstein, Hugh F. Culverhouse, John J. Quicke,
              Anthony Bergamo and Howard M. Leitner, dated as of December 29,
              2006.*

(e)           Not applicable.

(f)           Not applicable.

(g)           Not applicable.

(h)           Not applicable.

------------
* Previously filed

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 2007

                              STEEL PARTNERS II, L.P.

                              By: Steel Partners, L.L.C.
                                  General Partner

                              By: /s/ Warren G. Lichtenstein
                                  ------------------------
                              Name: Warren G. Lichtenstein
                              Title: Managing Member

                              BZ ACQUISITION CORP.

                              By: /s/ Warren G. Lichtenstein
                                  ------------------------
                              Name: Warren G. Lichtenstein
                              Title: President

                                 EXHIBIT INDEX

(a)(1)(i)     Offer to Purchase dated June 22, 2006.*

(a)(1)(ii)    Form of Letter of Transmittal.*

(a)(1)(iii)   Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.*

(a)(1)(v)     Form of Letter to Clients for use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Other
              Nominees.*

(a)(1)(vi)    Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9.*

(a)(1)(vii)   Form of summary advertisement, dated June 22, 2006.*

(a)(5)(i)     Text of press release issued by Parent, dated June 15, 2006.*

(a)(5)(ii)    Text of press release issued by Parent, dated June 22, 2006.*

(a)(5)(iii)   Text of press release issued by Parent, dated June 26, 2006.*

(a)(5)(iv)    Text of press release issued by Parent, dated July 21, 2006.*

(a)(5)(v)     Text of press release issued by Parent, dated August 10, 2006.*

(a)(5)(vi)    Text of press release issued by Parent, dated September 11, 2006.*

(a)(5)(vii)   Text of press release issued by Parent, dated September 29, 2006.*

(a)(5)(viii)  Text of press release issued by Parent, dated October 27, 2006.*

(a)(5)(ix)    Text of press release issued by Parent, dated November 28, 2006.*

(a)(5)(x)     Text of press release issued by Parent, dated December 29, 2006.*

(a)(5)(xi)    Text of press release issued by Parent, dated January 23, 2007.*

(a)(5)(xii)   Nomination letter, dated January 23, 2007, delivered by Parent to the Company.*

(a)(5)(xiii)  Text of press release issued by Parent, dated January 24, 2007.*

(a)(5)(xiv)   Text of press release issued by Parent, dated January 30, 2007.

(b)           Not applicable.

(c)           Not applicable.

(d)(i)        Joint Filing Agreement by and among Steel Partners II, L.P., Steel
              Partners, L.L.C. and Warren G. Lichtenstein dated September 8,
              2004.*

(d)(ii)       Joint Filing and Solicitation Agreement by and among Steel
              Partners II, L.P., Steel Partners, L.L.C., BZ Acquisition Corp.,
              Warren G. Lichtenstein, Hugh F. Culverhouse, John J. Quicke,
              Anthony Bergamo and Howard M. Leitner, dated as of December 29,
              2006.*

(e)           Not applicable.

(f)           Not applicable.

(g)           Not applicable.

(h)           Not applicable.

------------
* Previously filed